CNA FINANCIAL CORPORATION
333 South Wabash Avenue, Chicago, Illinois 60604
May 15, 2009
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	CNA Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed on February 24, 2009 Schedule 14A Filed on March 30, 2009 Comment Letter, dated April 23, 2009 File No. 001-05823
VIA EDGAR FILING AND FACSIMILE TRANSMISSION
Dear Mr. Rosenberg:
We acknowledge receipt of the letter of comment dated April 23, 2009 from the Commission (the “Comment Letter”) with regard to the above-referenced filings.
Our responses to the Comment Letter are set forth below. Our responses are organized by reference to the applicable numbers used in the Comment Letter. For your convenience, the comments presented in the Comment Letter have been repeated herein and are followed by our respective responses. CNA Financial Corporation and its subsidiaries are referred to as “the Company,” “CNA,” “we,” “our” and “us.”
Form 10-K for the Year Ended December 31, 2008
Item 1. Business
Property and Casualty Claim and Claim Adjustment Expenses, page 6
1.	Please revise your loss reserve development table to include a line item that arrives at the cumulative deficiency (redundancy) on a gross basis (i.e. the difference between the gross reserve and the gross re-estimated reserve) for each year presented.

Securities and Exchange Commission
May 15, 2009

CNA Response
Beginning with our 2009 Annual Report on Form 10-K, we will revise our loss reserve development table to include a line item that arrives at the cumulative deficiency (redundancy) on a gross basis for each year presented. The revised disclosure will include a line item captioned “Total gross (deficiency) redundancy” that will present the difference between the “Originally reported gross reserves for unpaid claim and claim adjustment expenses” and the “Total gross re-estimated reserves.”
Item 1A. Risk Factors, page 9
2.	Your risk factors indicate that your business could be materially adversely impacted by failure to obtain sufficient reinsurance and inability to collect reinsurance receivables from reinsurers. We also note that three reinsurers appear to owe you a substantial amount of reinsurance receivables. In light of these disclosures, please revise your disclosure to identify your material reinsurers and quantify the percentage of premiums ceded to them. In addition, please consider disclosing the terms of all material reinsurance agreements and filing these agreements as exhibits to your filing. If you do not believe that the disclosure of material terms and the filing of your reinsurance agreements as exhibits are necessary, please provide a comprehensive analysis in support of your position.
CNA Response
We included two separate risk factors related to reinsurance on pages 15 and 16 of Item 1A of our 2008 Annual Report on Form 10-K. The first relates to reinsurance availability and cost, and the second relates to collectability risk.
The reinsurance availability risk generally relates to the overall reinsurance market as opposed to individual reinsurers. For example, after the World Trade Center attack in 2001, terrorism coverage was unavailable or significantly limited. At that time we disclosed the availability issue and discussed our underwriting response to that circumstance. No such availability issues existed in any of the years covered in the 2008 Form 10-K. Notwithstanding the lack of availability issues during this time period, we believe this continues to be a material risk of which investors should be aware.

Securities and Exchange Commission
May 15, 2009

As for the cost of reinsurance, it is traditionally subject to volatility. On page 16 of our 2008 Annual Report on Form 10-K we included a risk factor related to competition and the cyclical nature of the property and casualty business. Property and casualty companies have experienced periods characterized by relatively high levels of price competition, less restrictive underwriting standards and relatively low premium rates, followed by periods of relatively lower levels of competition, more selective underwriting standards and relatively high premium rates. Consistent with the primary insurance market, reinsurance pricing has also been cyclical.
Our practice regarding disclosure of the terms of significant reinsurance agreements has been to make disclosure in periods where there was a significant change in cost or structure. In 2006 and 2007, we disclosed that the cost and structure of our catastrophe reinsurance program changed. Since there was no significant change in 2008, no additional disclosure was deemed necessary.
As disclosed in Note H on page 114 of our 2008 Annual Report on Form 10-K, we utilize reinsurance to limit our maximum loss, to provide greater diversification of risk, to minimize exposures on larger risks and to exit certain lines of business. In addition, we also have reinsurance receivables from captive insurance programs and our participation in certain voluntary and involuntary reinsurance pools.
By way of background, the $7.8 billion of reinsurance receivables at December 31, 2008 (before deduction of the allowance for uncollectible reinsurance) was due from over 900 individual reinsurance companies. The amount of reinsurance purchased and the structure of individual reinsurance contracts have varied significantly over the long operating history of the Company’s insurance subsidiaries. Consistent with industry practice, our significant reinsurance treaties generally have many reinsurers participating through specified percentage participations. This approach significantly reduces reliance on, and credit exposure with, any one reinsurer.
From time to time the Company has sold businesses to third parties where all or a portion of the sale was effected through reinsurance. In 2003 and 2004, respectively, the Company sold its group and life insurance businesses in separate transactions with The Hartford and Swiss Re insurance groups. Significant portions of these sales were effected through reinsurance, and the significant elements of those agreements were disclosed in the Company’s periodic reports for those periods. The sale-related reinsurance agreements were filed as exhibits because the sales were considered material transactions outside of the then ordinary course of business. There have been no significant sale related reinsurance agreements since 2004.
It is our view that all current non-sale related reinsurance agreements were made in the ordinary course of business. In addition, we do not believe those agreements fall into any of the categories of material contracts that are required to be filed. Therefore, we do not believe that filing non-sale-related reinsurance agreements as exhibits is necessary.

Securities and Exchange Commission
May 15, 2009

Given the long-tail nature of the casualty insurance lines written by the Company, the vast majority of the $7.8 billion of reinsurance receivables relates to policy effective periods prior to the current reporting period. Accordingly, we do not believe that disclosing the percentage of current or prior period premiums ceded to individual reinsurers is meaningful in the context of assessing concentrations of credit risk or the market availability risk discussed above.
With respect to providing disclosure regarding reinsurance concentration of credit risk, our practice continues to be disclosing individually significant reinsurer groups. Since there were three at year-end 2008, this is the information we disclosed.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Investments, page 48
3.	We acknowledge your disclosures on page 53, in the financial statements on page 87 and in other parts of your document presenting the ratings of your investment portfolio. Please revise your disclosure to include a discussion of the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).
CNA Response
In our 2nd Quarter 2009 Report on Form 10-Q, we will add disclosure to provide further details on the securities in our investment portfolio that are guaranteed by third party mono-line insurers. For purposes of illustration, if we were to add this type of enhanced disclosure to our 2008 Annual Report on Form 10-K, the following would appear after the Fixed Income Bond Rating Table on page 53 of this filing (new language is indicated through the use of italics):
Included within the fixed income portfolio are securities that contain credit support from third party guarantees from mono-line insurers. The ratings on these securities reflect the greater of the underlying rating of the issuer or the insured rating. At December 31 2008, $972 million of the carrying value of the fixed income portfolio carried a third party guarantee that increased the underlying rating of those securities from A to AA+. Of this amount, 94% was within the tax-exempt bond segment. The third party credit support on tax-exempt bonds comes from eight mono-line insurers, the largest based on fair value being Financial Security Assurance Inc. at 47%, MBIA Insurance Group, Inc at 25% and Financial Guaranty Insurance Company at 18%.

Securities and Exchange Commission
May 15, 2009

Additionally, responding to the Staff’s inquiry regarding direct exposure, at December 31, 2008 we had direct investments in two financial guarantee insurers totaling approximately $8 million. We do not believe this represents a significant concentration requiring disclosure.
4.	Due to the varying default rates of non-investment grade bonds please disclose the respective dollar amount and the related credit ratings of your non-investment grade bonds. Please also disclose industry or regional concentrations and your maximum exposure to loss for these investments as required by paragraph 15A of SFAS 107.
CNA Response
In our 2nd Quarter 2009 Report on Form 10-Q, we will add disclosure to provide further details on the non-investment grade bonds in our investment portfolio. For purposes of illustration but using March 31, 2009 data, if we were to add this type of enhanced discussion to our 2008 Annual Report on Form 10-K, we would move the existing disclosure on non-investment grade bonds from the middle of page 53 so that it would appear below the ratings table and we would add the following detail (new language is indicated through the use of italics):
Non-investment grade bonds, as presented in the table below, are primarily high-yield securities rated below BBB- by bond rating agencies, as well as other unrated securities that, according to our analysis, are below investment grade. Non-investment grade securities generally involve a greater degree of risk than investment grade securities.
The following table summarizes the ratings of our non-investment grade fixed income bond portfolio at carrying value.
     Non-investment Grade

	March 31,		December 31,
(In Millions)	2009	%	2008	%
BB	$1,400	49%	$1,581	61%
B	1,002	35%	740	29%
CCC — C	436	15%	232	9%
D	35	1%	16	1%

	$2,873	100%	$2,569	100%

Securities and Exchange Commission
May 15, 2009

Additionally, regarding your request to disclose any concentrations, there are no concentrations of risk to be disclosed as required by paragraph 15A of SFAS 107 as of March 31, 2009. The non-investment grade holdings are diversified across 13 sectors with no more than 16% in any one sector which was Mortgage-Backed Securities followed by consumer cyclical corporate bonds at 15%.
Liquidity and Capital Resources, page 57
5.	Please tell us whether you have any off-balance sheet arrangements, as defined by Item 303 of Regulation S-K. If so, please provide the disclosures required by Item 303(a)(4).
CNA Response
In the Commitments, Contingencies and Guarantees section of the Management’s Discussion & Analysis on page 59 of our 2008 Annual Report on Form 10-K, we include a cross-reference to disclosures of all material guarantees and contingencies contained in the consolidated financial statement footnotes included under Item 8. There are no material off-balance sheet arrangements beyond those disclosed in the identified footnotes.
Quantitative and Qualitative Disclosures About Market Risk, page 63
6.	You provided a sensitivity analysis that assumed a hypothetical interest rate increase of 100 basis points for all of your fixed income securities. However, credit spreads on fixed income securities do not increase or decrease by similar amounts. Please revise your sensitivity analysis disclosure to provide estimates of reasonably likely changes in interest rates for your fixed maturity securities similar to the classification presented in the table on page 85.
CNA Response
In our 2009 Annual Report on Form 10-K, unless there is a significant change in the results of the analysis that would require disclosure in an earlier quarter, we will expand our sensitivity analysis disclosure. For purposes of illustration, if we were to add this type of enhanced disclosure to our 2008 Annual Report on Form 10-K, we would broaden the sensitivity analysis tables located on pages 64 and 65 of our 2008 Annual Report on Form 10-K to include the categories in the Summary of Fixed Maturity and Equity Securities table on page 85, as well as add further details as to the analysis. In greater detail, Item 7A of our 2008 Annual Report on Form 10-K would appear as shown below (new language is indicated through the use of italics).

Securities and Exchange Commission
May 15, 2009

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our financial instruments are exposed to various risks, such as interest rate, credit and currency risk. Due to the level of risk associated with certain invested assets and the level of uncertainty related to changes in the value of these assets, it is possible that changes in these risks in the near term, including increases in interest rates and further credit spread widening, could have an adverse material impact on our results of operations and/or equity.
Discussions herein regarding market risk focus on only one element of market risk, which is price risk. Price risk relates to changes in the level of prices due to changes in interest rates, equity prices, foreign exchange rates or other factors that relate to market volatility of the rate, index or price underlying the financial instrument. Our primary market risk exposures are due to changes in interest rates, although we have certain exposures to changes in equity prices and foreign currency exchange rates. The fair value of the financial instruments is adversely affected when interest rates rise, equity markets decline and the dollar strengthens against foreign currency.
Active management of market risk is integral to our operations. We may use the following tools to manage our exposure to market risk within defined tolerance ranges: (1) change the character of future investments purchased or sold, (2) use derivatives to offset the market behavior of existing assets and liabilities or assets expected to be purchased and liabilities to be incurred, or (3) rebalance our existing asset and liability portfolios.
Sensitivity Analysis
We monitor our sensitivity to interest rate changes (inclusive of credit spread) by revaluing financial assets and liabilities using a variety of different interest rates. The Company uses duration and convexity at the security level to estimate the change in fair value that would result from a change in each security’s yield. Duration measures the price sensitivity of an asset to changes in the yield rate. Convexity measures how the duration of the asset changes with interest rates. The duration and convexity analysis takes into account the unique characteristics (e.g., call and put options and prepayment expectations) of each security in determining the hypothetical change in fair value. The analysis is performed at the security level and aggregated up to the asset category levels for reporting in the tables below.
The evaluation is performed by applying an instantaneous change in yield rates of varying magnitudes on a static balance sheet to determine the effect such a change in rates would have on our fair value at risk and the resulting effect on stockholders’ equity. The analysis presents the sensitivity of the fair value of our financial instruments to selected changes in market rates and prices. The range of change chosen reflects our view of changes that are reasonably possible over a one-year period. The selection of the range of values chosen to represent changes in interest rates should not be construed as our prediction of future market events, but rather an illustration of the impact of such events.

Securities and Exchange Commission
May 15, 2009

The sensitivity analysis estimates the decline in the fair value of our interest sensitive assets and liabilities that were held on December 31, 2008 and 2007 due to an instantaneous change in the yield of the security at the end of the period of 100 and 150 basis points.
The sensitivity analysis also assumes an instantaneous 10% and 20% decline in the foreign currency exchange rates versus the United States dollar from their levels at December 31, 2008 and 2007, with all other variables held constant.
Equity price risk was measured assuming an instantaneous 10% and 25% decline in the Standard & Poor’s 500 Index (S&P 500) from its level at December 31, 2008 and 2007, with all other variables held constant. Our equity holdings were assumed to be highly and positively correlated with the S&P 500.
The value of limited partnerships can be affected by changes in equity markets as well as changes in interest rates. A model was developed to analyze the observed changes in the value of limited partnerships held by the Company in a 9 year period along with the corresponding changes in various equity indices and interest rates. The result of the model allowed us to estimate the change in value of limited partnerships when equity markets decline by 10% and 25% and interest rates increase by 100 and 150 basis points.
Our sensitivity analysis has also been applied to the assets supporting our separate account business because certain of our separate account products guarantee principal and a minimum rate of interest. All or a portion of these decreases related to the separate account assets may be offset by decreases in related separate account liabilities to customers, but that is dependent on the position of the separate account in relation to the specific guarantees at the time of the interest rate or price decline. Similarly, increases in the fair value of the separate account investments would also be offset by increases in the same related separate account liabilities by the same approximate amounts.
The following tables present the estimated effects on the fair value of our financial instruments at December 31, 2008 and December 31, 2007, due to an increase in yield rates of 100 basis points, a 10% decline in foreign currency exchange rates and a 10% decline in the S&P 500.

Securities and Exchange Commission
May 15, 2009

Market Risk Scenario 1

		Increase (Decrease)
December 31, 2008	Fair	Interest	Currency	Equity
(In millions)	Value	Rate Risk	Risk	Risk
General account:
Fixed maturity securities available-for-sale:
U.S. Treasury securities/Government Agencies	$2,930	$(148)	$—	$—
Asset-backed securities	7,764	(542)	(2)	—
Tax-exempt securities	7,415	(630)	—	—
Corporate and Other Taxable bonds	10,730	(597)	(97)	—
Redeemable Preferred stock	47	(2)	—	(2)
Fixed maturity securities trading	1	—	—	—
Equity securities available-for-sale	871	—	(1)	(87)
Short term investments available-for-sale	3,534	(17)	(13)	—
Limited partnerships	1,683	1	—	(38)
Other invested assets	28	—	—	—

Total general account	35,003	(1,935)	(113)	(127)

Separate accounts:
Fixed maturity securities	343	(17)	—	—
Equity securities	27	—	—	(2)
Short term investments	7	—	—	—

Total separate accounts	377	(17)	—	(2)

Derivative financial instruments, included in Other liabilities	(111)	90	—	—

Total securities	$35,269	$(1,862)	$(113)	$(129)

Debt (carrying value)	$2,058	$(102)	$—	$—

Securities and Exchange Commission
May 15, 2009

Market Risk Scenario 1

		Increase (Decrease)
December 31, 2007	Fair	Interest	Currency	Equity
(In millions)	Value	Rate Risk	Risk	Risk
General account:
Fixed maturity securities available-for-sale:
U.S. Treasury securities/Government Agencies	$687	$(47)	$—	$—
Asset-backed securities	11,409	(321)	(3)	—
Tax-exempt securities	7,675	(658)	—	—
Corporate and Other Taxable bonds	13,251	(817)	(108)	—
Redeemable Preferred stock	1,058	(57)	—	(42)
Fixed maturity securities trading	177	(2)	(1)	(1)
Equity securities available-for-sale	568	—	(1)	(57)
Short term investments available-for-sale	4,497	(4)	(42)	—
Short term investments trading	180	—	—	—
Limited partnerships	2,214	1	—	(43)
Other invested assets	73	(2)	8	(69)

Total general account	41,789	(1,907)	(147)	(212)

Separate accounts:
Fixed maturity securities	419	(20)	—	—
Equity securities	45	—	—	(5)
Short term investments	6	—	—	—

Total separate accounts	470	(20)	—	(5)

Derivative financial instruments, included in Other liabilities	(62)	33	—	—

Total securities	$42,197	$(1,894)	$(147)	$(217)

Debt (carrying value)	$2,157	$(107)	$—	$—

Securities and Exchange Commission
May 15, 2009

The following tables present the estimated effects on the fair value of our financial instruments at December 31, 2008 and December 31, 2007, due to an increase in yield rates of 150 basis points, a 20% decline in foreign currency exchange rates and a 25% decline in the S&P 500.
Market Risk Scenario 2

		Increase (Decrease)
December 31, 2008	Fair	Interest	Currency	Equity
(In millions)	Value	Rate Risk	Risk	Risk
General account:
Fixed maturity securities available-for-sale:
U.S. Treasury securities/Government Agencies	$2,930	$(215)	$—	$—
Asset-backed securities	7,764	(845)	(3)	—
Tax-exempt securities	7,415	(907)	—	—
Corporate and Other Taxable bonds	10,730	(865)	(194)	—
Redeemable Preferred stock	47	(2)	—	(5)
Fixed maturity securities trading	1	—	—	—
Equity securities available-for-sale	871	—	(2)	(218)
Short term investments available-for-sale	3,534	(29)	(26)	—
Limited partnerships	1,683	1	—	(94)
Other invested assets	28	—	—	—

Total general account	35,003	(2,862)	(225)	(317)

Separate accounts:
Fixed maturity securities	343	(25)	—	—
Equity securities	27	—	—	(7)
Short term investments	7	—	—	—

Total separate accounts	377	(25)	—	(7)

Derivative financial instruments, included in Other liabilities	(111)	131	—	—

Total securities	$35,269	$(2,756)	$(225)	$(324)

Debt (carrying value)	$2,058	$(149)	$—	$—

Securities and Exchange Commission
May 15, 2009

Market Risk Scenario 2

		Increase (Decrease)
December 31, 2007	Fair	Interest	Currency	Equity
(In millions)	Value	Rate Risk	Risk	Risk
General account:
Fixed maturity securities available-for-sale:
U.S. Treasury securities/Government Agencies	$687	$(69)	$—	$—
Asset-backed securities	11,409	(517)	(6)	—
Tax-exempt securities	7,675	(945)	—	—
Corporate and Other Taxable bonds	13,251	(1,179)	(215)	—
Redeemable Preferred stock	1,058	(79)	—	(106)
Fixed maturity securities trading	177	(3)	(1)	(3)
Equity securities available-for-sale	568	—	(2)	(142)
Short term investments available-for-sale	4,497	(6)	(85)	—
Short term investments trading	180	—	—	—
Limited partnerships	2,214	1	—	(109)
Other invested assets	73	2	(8)	(171)

Total general account	41,789	(2,795)	(317)	(531)

Separate accounts:
Fixed maturity securities	419	(30)	—	—
Equity securities	45	—	—	(11)
Short term investments	6	—	—	—

Total separate accounts	470	(30)	—	(11)

Derivative financial instruments, included in Other liabilities	(62)	48	—	—

Total securities	$42,197	$(2,777)	$(317)	$(542)

Debt (carrying value)	$2,157	$(156)	$—	$—

Additionally, we acknowledge your request to revise our sensitivity analysis to provide estimates of reasonably likely yield rate changes by category. We submit that reporting the estimated fair value change generated from a consistent yield rate change for all interest sensitive asset categories facilitates inter-category comparisons by the reader. Furthermore, reporting fair value changes using two different yield changes allows the reader to estimate the fair value change using their own yield change assumption.

Securities and Exchange Commission
May 15, 2009

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 68
7.	Please tell us why “receipts of investment contract account balances” in financing activities is $4 million or less for each of the years presented.
CNA Response
Receipts of investment contract account balances represent cash received from policyholders related to certain deposit-type products within our pension deposit business. These products included the indexed group annuity portion of our pension deposit business, which we exited in 2008. The exit from this business was disclosed on page 72 of our 2008 Annual Report on Form 10-K in the “Policyholders’ funds reserves” section. The remaining products have been in run-off for several years and we have only accepted additional deposits from existing policyholders as required.
8.	With respect to “return of investment contract account balances” in financing activities, please tell us whether and if so to what extent this line item includes amounts related to income credited to the account balance. If not, please tell us where in the statement of cash flows you classify these amounts.
CNA Response
Return of investment contract account balances in financing activities consists of both principal and accumulated interest. Investment income earned on the assets supporting policyholder funds and interest credited to the policyholder funds liability for these deposit-type products within our pension deposit business, including the indexed group annuity portion, is reflected in the operating activities section of our cash flow statement consistent with guidance in Statement of Financial Accounting Standards No. 95: Statement of Cash Flows.

Securities and Exchange Commission
May 15, 2009

Notes to Consolidated Financial Statements
Note B. Investments, page 82
9.	You disclose that asset-backed securities represent $7.8 billion or 27% of your fixed income securities. You also disclosed that you recognize investment income using the effective-yield method based on estimated cash flows. Please revise your disclosures to discuss the level of recent cash flows compared to the projected cash flows underlying your asset and mortgage-backed securities when the transactions were originated. In those cases where the monthly cash flows during the fourth quarter are materially lower than the originally projected cash flows please tell us the factors considered in concluding that the investments are not impaired.
CNA Response
See response to Comment 10.
10.	Please also enhance the disclosures related to unrealized losses on your various asset and mortgage-backed securities, to support your assertion that you will collect all of the estimated cash flows. If the “small changes in collateral performance and future collateral performance and future collateral performance of securities with exposure to sub-prime and Alt A residential mortgage collateral” are reasonably likely, please disclose their expected effects on financial position and results of operations.
CNA Response
Please refer to our disclosures on page 87 of our 2008 Annual Report on Form 10-K within the unrealized loss discussion under the “Asset-Backed Securities heading.” We disclose that our modeling and analysis of unrealized losses takes into account multiple factors. The asset and mortgage portfolio includes 515 securities in an unrealized loss position. By their nature each of these securities are unique as to deal structure and composition of the underlying collateral. As a result, assumptions used in modeling the cash flow expectations are also unique to each collateral type. While we have a robust quarterly documentation process that details the results of the modeling at the security level, after careful consideration, we submit that aggregating this analysis to a meaningful level for presentation in our annual filing is not practical.
In addition, our process analyzes each security’s expected cash flows using assumptions representative of current market conditions. The assumptions are then modified to test the sensitivity of the cash flows to changes in stressed future market conditions. These outcomes, along with all other relevant facts and circumstances, are considered in our other-than-temporary impairment (OTTI) decisions.

Securities and Exchange Commission
May 15, 2009

Within the Asset-Backed securities category, securities subject to Emerging Issues Task Force (EITF) Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets (EITF 99-20) as amended by FSP EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20, are monitored for significant adverse changes in cash flow projections. For the year ended December 31, 2008, there were OTTI losses of $324 million recorded on 55 securities subject to EITF 99-20 where the cash flow expectations had changed significantly from the original expectations. In all other cases, based on current information available, the results of our modeling did not demonstrate any evidence that the impairment was other-than-temporary.
11.	You disclose that you have investments in a number of limited partnerships that employ strategies that generate returns through investing in securities that are marketable while engaging in various risk management techniques primarily in fixed and public equity markets. You state that some of these limited partnership investment strategies may include low levels of leverage and hedging that potentially introduce more volatility and risk to the partnership returns. Please enhance your disclosures with respect to limited partnership investments as follows:
•	Disclose the amounts allocated to each respective investment strategy;

•	Provide a more robust description of each investment strategy;

•	Quantify the risks undertaken in the investment strategies that include low levels of leverage and hedging that potentially introduce more volatility and risk;

•	Disclose how you determine fair value for your limited partnership investments; and

•	Provide a sensitivity analysis of reasonably likely returns on your limited partnership investments and the related assumptions.
CNA Response
As stated in Note A — Summary of Significant Accounting Policies under the heading “Valuation of investments” located on page 75 of our 2008 Annual Report on Form 10-K, the Company’s carrying value of investments in limited partnerships is its share of the net asset value of each partnership, as determined by the General Partner. Changes in net asset value are accounted for using the equity method and recorded within Net investment income on the Consolidated Statements of Operations.

Securities and Exchange Commission
May 15, 2009

In addition, in our 2nd Quarter 2009 Report on Form 10-Q, we will add disclosure to provide further details on the limited partnerships in our investment portfolio. For purposes of illustration, if we were to add this type of enhanced disclosure to our 2008 Annual Report on Form 10-K, the current “Limited Partnerships” section located on page 91 of this filing would be revised as indicated below (new language is indicated through the use of italics).
Limited Partnerships
The carrying value of limited partnerships as of December 31, 2008 and 2007 was approximately $1.7 billion and $2.2 billion. At December 31, 2008, limited partnerships comprising 41% of the total carrying value are reported on a current basis through December 31, 2008 with no reporting lag, 44% are reported on a one month lag and the remainder are reported on more than a one month lag. As of December 31, 2008 and 2007, the Company had 82 and 85 active limited partnership investments. The number of limited partnerships held and the strategies employed provide diversification to the limited partnership portfolio and the overall invested asset portfolio.
Of the limited partnerships held, 89% or approximately $1.5 billion in carrying value at December 31, 2008 and 91% or approximately $2.0 billion at December 31, 2007 employ strategies that generate returns through investing in securities that are marketable while engaging in various risk management techniques primarily in fixed and public equity markets. These hedge fund strategies include both long and short positions in fixed income, equity and derivative instruments. The hedge fund strategies may seek to generate gains from mispriced or undervalued securities, price differentials between securities, distressed investments, sector rotation, or various arbitrage disciplines. Within hedge fund strategies, approximately 54% are equity related, 25% pursue a multi-strategy approach, 13% are focused on distressed investments and 8% are fixed income related.
Limited partnerships representing 7% or $126 million at December 31, 2008 and 6% or $133 million at December 31, 2007 were invested in private equity. The remaining 4% or $61 million at December 31, 2008 and 3% or $71 million at December 31, 2007 were invested in various other partnerships including real estate. The ten largest limited partnership positions held totaled $915 million and $1.2 billion as of December 31, 2008 and 2007. Based on the most recent information available regarding the Company’s percentage ownership of the individual limited partnerships, the carrying value and related income reflected in the Company’s 2008 and 2007 Consolidated Financial Statements represents approximately 3% and 4% of the aggregate partnership equity and 3% and 2% of the changes in partnership equity for all limited partnership investments.
The risks associated with limited partnership investments may include losses due to leveraging, short-selling, derivatives or other speculative investment practices. The use of leverage increases the level of returns and volatility generated by the underlying investment strategies.

Securities and Exchange Commission
May 15, 2009

Additionally, the limited partnership category is provided within our sensitivity analysis disclosures on pages 63 — 65 of our 2008 Annual Report on Form 10-K. As noted in our response to Comment 6, we will expand those disclosures in our 2nd Quarter 2009 Report on Form 10-Q to incorporate the methods used for estimating future limited partnership valuation changes. Please note that our model considers all performance attributes of the partnerships including any leverage effect.
12.	You disclosed that securities transferred into Level 3 for the twelve months ended December 31, 2008 relate primarily to tax-exempt auction rate certificates. Please enhance your disclosures for auction rate securities as follows:
•	Disclose the dollar amount of your tax-exempt auction-rate securities according to the underlying credit rating, excluding the financial guarantee credit rating;

•	Disclose the amount of auction-rate securities that have 0% or below market “penalty” interest rate,

•	Disclose the range of your exposure to losses given that auction-rate securities have been trading at discounts to their par amount;

•	Disclose how you determine fair value for your auction-rate securities; and

•	Provide a sensitivity analysis of reasonably likely returns on your auction rate securities and the related assumptions.
CNA Response
In our 2nd Quarter 2009 Report on Form 10-Q we will add disclosures substantially consistent with the disclosures below (new language indicated through the use of italics):
The tax-exempt portfolio includes auction rate securities primarily issued by student loan agencies from ten states which are substantially guaranteed by The Federal Family Education Loan Program (FFELP). The fair value of these securities at December 31, 2008 was $713 million. These securities had a gross unrealized loss of $86 million. At December 31, 2008, none of the auction rate securities held was paying below market penalty rates. The average rating on these holdings was AAA.
Securities transferred into Level 3 for the year ended December 31, 2008 related primarily to $1,004 million of fixed maturity tax-exempt auction rate certificates which were previously valued using Level 2 observable prices for similar securities. Due to decreased market activity, fair value is now determined utilizing a pricing model with three primary inputs. The interest rate and spread inputs are observable from like instruments while the maturity date assumption is unobservable due to the uncertain nature of the principal prepayments prior to maturity.

Securities and Exchange Commission
May 15, 2009

Additionally, regarding the Staff’s request for additional disclosure on sensitivity and range of loss on our auction rate securities, no principal loss is expected on these auction rate securities due to the 97% to 98% principal return guaranteed by FFELP. Interest earnings expectations are at or above highly rated commercial paper.
Note D. Fair Value, page 95
13.	Please revise your tabular disclosure of the changes in your Level 3 assets and liabilities to present the transfers in and out on a gross basis.
CNA Response
In our 2nd Quarter 2009 Report on Form 10-Q, we will revise this tabular disclosure as requested.

Securities and Exchange Commission
May 15, 2009

DEF14A
Compensation Discussion and Analysis, page 13
14.	We note that you rely on market data provided by consulting firms and national surveys of executive compensation to develop and evaluate your executive compensation program. In particular, we also note you disclose that the goal of your compensation program is to set total compensation as levels comparable to similar executives at competitor companies. Please revise your disclosure to further describe how comparative compensation information from competitors was taken into account in determining compensation levels for your NEOs. In addition, please revise your disclosure to identify the national surveys that you relied upon to evaluate your executive compensation program.
CNA Response
We will add further disclosure in the Compensation Discussion and Analysis (CD&A) of our 2009 Form DEF 14A filings on our use of comparative compensation information from competitors and will identify the national surveys we rely upon in evaluating our executive compensation program. For purposes of illustration, if we were to add this disclosure to our 2008 Form DEF 14A, the CD&A would be revised as indicated below (new language is marked in italics).
The Compensation Committee reviews and approves the compensation for the NEOs. The Chairman of the Board and Chief Executive Officer reviews and approves recommendations made to the Compensation Committee regarding all compensation for the NEOs (other than himself). Recommendations regarding the Chief Executive Officer’s compensation are developed by the Company’s Senior Human Resources officer in consultation with the majority Stockholder of the Company’s Common Stock. The Compensation Committee and the Chief Executive Officer are assisted in developing and evaluating the overall competitiveness of the compensation program by the Company’s Human Resources staff, which uses market data provided by several executive compensation consulting firms as follows: Mercer — Property & Casualty Insurance Compensation Survey; Hewitt — Total Compensation Measurement Survey— insurance industry data; Towers Perrin — Financial Services Executive Survey— insurance industry and financial industry data; Perlin IT Executive Survey; and Clear Solutions Actuarial Survey.

Securities and Exchange Commission
May 15, 2009

Comparative compensation information regarding the Company’s peer group of companies is evaluated each year. The competitor group includes the following companies within the insurance industry:
•	The Allstate Corporation

•	The Chubb Corporation

•	CIGNA Corporation

•	The Hartford Financial Services Group, Inc.

•	Lincoln National Corporation

•	The Progressive Corporation

•	The Travelers Companies, Inc.
This comparative compensation information, in conjunction with performance assessments as to past and expected future contributions of the individual, is used to develop annual compensation levels. It is the Company’s goal to set total compensation opportunities for the NEOs at levels generally comparable with those available to similarly placed executives at the Company’s competitor group; however, the Company does not benchmark executive compensation in the sense of setting mandatory levels or percentiles of peer compensation within which compensation for any particular NEO must fall. Rather, the Company uses information from the surveys and peer companies cited above to assure that its recommendations to the Compensation Committee concerning overall compensation for each NEO are comparable to the full compensation packages given to executives in the same or similar positions in such peer companies and in companies from related industries. Thus, in any particular case one or more components of a given NEO’s entire compensation structure might not be directly aligned with the same component in compensation packages offered at peer companies, but overall compensation for that NEO would nevertheless be within the parameters reflected in peer and survey data as full compensation for the same or similar positions. This process promotes the Company’s goal of offering its NEOs compensation structures that, taken as a whole, make it possible to retain the most talented and productive executive officers.

Securities and Exchange Commission
May 15, 2009

Annual Incentive Cash Compensation Awards, page 15
15.	We note your disclosure that the annual incentive cash compensation available for your former CEO, Mr. Lilienthal, were based upon “NOI targets expressed as ranges or fixed amounts.” However, it appears that the disclosed target bonus and maximum bonus figures are contractual terms derived from Mr. Lilienthal’s employment contract with the company. Please revise your disclosure to identify the NOI targets and ranges you are referring to and clarify how they were applied to determine the annual incentive compensation available for Mr. Lilienthal.
CNA Response
The targets and ranges provided for in Mr. Lilienthal’s employment agreement and set forth in the CD&A disclosure are not expected to apply to any of the compensation structures for NEOs included in future Form DEF 14A filings. Specifically, for the performance year 2009 it is expected that the annual incentive opportunity for all NEOs, if approved by the Compensation Committee of our Board of Directors, will be determined by a formula based on a percentage of net operating income, as is already described in relation to Messrs. Lewis, Kantor, Mense, Fusco and Haefner in the CD&A in our 2008 Form DEF 14A. Please see our response to Comments 16 and 17 for a discussion of how we intend to provide further disclosure in our 2009 Form DEF 14A on annual incentive compensation awards.
16.	We note your disclosure that “[i]n determining the annual incentive cash compensation awards for 2008, the Compensation Committee evaluated Company performance and individual performance against the pre-set financial goals and other performance measures where appropriate.” To the extent that the achievement of individual or company-specific goals was evaluated based on quantifiable performance targets, whether relating to financial results or otherwise, these targets must be clearly identified and described in your Compensation Discussion and Analysis section. Please revise your disclosure accordingly. In addition, please include a discussion of how the level of achievement factored into your determination of the annual incentive compensation to be paid to NEOs in 2008.
CNA Response
The quoted sentence appears in the final paragraph of our discussion of all of the annual incentive cash compensation awards for all of our NEOs. With the exception of the ranges and targets for Mr. Lilienthal applicable to the 2008 performance year, as further discussed above in response to Comment 15, all of the quantifiable performance targets, whether relating to financial results or otherwise, are all set forth in the discussions preceding this final paragraph. To provide further clarity, however, we will revise our disclosure in our 2009 Form DEF 14A. For purposes of illustration, if we were to add these revisions to our 2008 Form DEF 14A, the CD&A would be revised as indicated below (new language is marked in italics).

Securities and Exchange Commission
May 15, 2009

The annual incentive opportunity for each NEO is also based, among other factors, on comparative market compensation data as described below. Final approval of annual incentive cash compensation payments is made by the Compensation Committee, which, with the single qualification noted above, retained authority to make discretionary reductions in the award amounts, including changes through the exercise of negative discretion as to individual awards. The Compensation Committee also reserved the right to eliminate these awards to the NEOs, uniformly, due to adverse financial conditions, except where otherwise specified in employment agreements. In determining the annual incentive cash compensation awards for 2008, the Compensation Committee evaluated Company performance and individual performance against the pre-set financial goals and other performance measures where appropriate, as described above. All quantifiable performance targets and ranges applicable to these incentive cash compensation awards to the NEOs for 2008 are set forth above. The primary driver of the annual incentive bonus amount to be paid to each NEO individually is based upon the assessment by Company senior management and the Compensation Committee of that NEO’s success in executing his or her responsibilities during the performance period in question. For 2008, the chief factors considered in that assessment for each NEO are recited above. As noted above, however, in terms of overall performance the Company was adversely affected in 2008, in the insurance marketplace and otherwise, by the extraordinary deterioration in both economic conditions and investment results. These overarching circumstances affect how much cash will be considered available for annual incentive bonuses to NEOs generally. Based upon this process of evaluation, the 2008 annual incentive bonus payouts for the NEOs ranged from 100% to 16% of the respective maximum annual incentive opportunities.
17.	We note your disclosure that annual incentive cash payments ranged from 100% to 16% of the maximum incentive opportunities for named executive officers in 2008. Please revise your disclosure to quantify the actual payments made to each NEO under the annual incentive compensation program and describe how the payments compared to the maximum incentive compensation available for each of your NEOs.
CNA Response
In our 2009 Form DEF 14A filing, we will include a table that quantifies the actual payments made to each NEO under the annual incentive compensation program. An example of this new table, if it were to appear in our 2008 Form DEF 14A, is provided below. In addition, we will continue to include a table similar to the “Grant of Plan Based Awards Table” on page 22 of our 2008 Form DEF 14A. Notably, this table discloses threshold, target and maximum payout opportunities for each NEO under the annual incentive bonus plan in the second row below each NEO’s name in the second, third and fourth columns.

Securities and Exchange Commission
May 15, 2009

		Annual
		Incentive
		Cash Awards	Maximum
Name and Principal Position	Year	($)	Opportunity
Stephen W. Lilienthal	2008	$2,900,000	$2,900,000

D. Craig Mense	2008	$1,200,000	$1,600,000

Larry A. Haefner	2008	$500,000	$1,000,000

Jonathan D. Kantor	2008	$1,200,000	$1,500,000

James R. Lewis	2008	$900,000	$1,600,000

Michael Fusco	2008	$175,000	$1,100,000
Long-Term Incentive Cash Plan, page 17
18.	We note your disclosure that your Long-Term Incentive (LTI) cash payments are based on NOI goal levels and target percentages. Please revise your disclosure to identify the pre-set NOI goals and target percentages as they apply to each of the NEOs. In addition, please include a discussion of how the level of achievement factored into your determination of the cash payment made to each NEO under your LTI plan.
CNA Response
Long-Term Incentive target and maximum opportunities for the NEOs for performance year 2008 are already disclosed in the “Grants of Plan Based Awards Table” on page 22 of our 2008 Form DEF 14A in the first row of the table under each NEO’s name, as explained in footnote (d) to the table. In our 2009 Form DEF 14A, we will include additional disclosure on how the level of achievement factored into the determination of the cash payment made to each NEO under the LTI plan. For purposes of illustration, if we were to add this disclosure to our 2008 Form DEF 14A, we would revise the following paragraph of the CD&A under the heading “Long Term Incentive Cash Plan” as indicated below (new language is marked in italics).

Securities and Exchange Commission
May 15, 2009

The determination of NOI for purposes of establishing LTI cash awards is the same as the NOI determination for purposes of annual incentive cash compensation opportunities, as described above. Performance is determined at the end of each calendar year and payouts are accrued until the end of each three year cycle. Accordingly, 2008 performance year results for the 2006-2008, 2007-2009 and 2008-2010 cycles under the Plan were reviewed and approved by the Compensation Committee. As distinct from their annual incentive cash compensation award opportunities, the LTI cash awards for the NEOs in 2008 were determined pursuant to NOI goal levels and target percentages that are the same in each case, although the amounts awardable at each target percentage achievement were different for each executive. Those amounts are determined pursuant to the Company’s assessment of the level of overall contribution to its financial and operational performance available to each NEO, given his or her individual range of responsibilities. The ranges of LTI cash award opportunities for the NEOs for 2008 as determined by the Compensation Committee are reflected below in the Grants of Plan Based Awards Table. Generally actual payouts of the LTI cash awards for NEOs may range from 0% to 200% of target, based upon the Company’s overall business results and performance as determined by the Compensation Committee in its sole discretion. A primary factor for the Company in making recommendations as to the appropriate level of LTI cash awards to the NEOs, as well for the Compensation Committee in determining what the LTI awards to the NEOs will in fact be for any given three year performance cycle, is their assessment of the long-term performance, health and prospects of the Company as a whole, both from an operational and a financial perspective.

Securities and Exchange Commission
May 15, 2009

In addition, pursuant to Instruction No. 4 to Item 402(b) of Regulation S-K, reproduced below for reference, we respectfully submit that the pre-set NOI goal levels and target percentages or ranges for our NEOs, and the percentages of individual target amounts payable at each such percentage or range, constitute confidential financial information, the disclosure of which would result in competitive harm for us, and that the disclosure involved in seeking confidential treatment for this information under the procedures in Securities Act Rule 406 and Exchange Act Rule 24b-2 would also cause competitive harm to us. In compliance with the Instruction, however, in our 2009 Form DEF 14A we will include disclosure on how difficult it will be for the NEO or how likely it will be for us to achieve the undisclosed goal levels and target percentages or ranges.
Registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant. The standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder. A registrant is not required to seek confidential treatment under the procedures in Securities Act Rule 406 and Exchange Act Rule 24b-2 if it determines that the disclosure would cause competitive harm in reliance on this instruction; however, in that case, the registrant must discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors.
* * * * * * *
As requested in the Comment Letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
May 15, 2009

Although we are of course amenable to enhancing our disclosures in the context of the Comment Letter, this response should not be considered an indication that we believe any disclosures in the captioned Form 10-K and Schedule 14A filings were inadequate or incorrect in any material respect.
If you have any questions or further comments, please call the undersigned at (312) 822-1222 or fax at (312) 822-2004.
Very truly yours,

/s/ D. Craig Mense D. Craig Mense
Executive Vice President and
Chief Financial Officer
cc: Ibolya Ignat, Division of Corporation Finance Staff Accountant